Filed Pursuant To Rule 433

Registration No. 333-275079

January 25, 2024

Dave on Benzinga - CRYPTO & BLOCKCHAIN OUTLOOK IN 2024

Justin It's the world's most, most famous, global decentralized digital currency. It's the one your, grandma's most likely to have heard about. But, the idea of putting it in an ETF wrapper. So I'm grateful to have Megan with me, who has that background in traditional finance. And let's go ahead and get Dave from Grayscale out here with us. I see that he's backstage. So so let's go ahead and start the interview. Really looking forward to talking to him. This is brilliant guy. Guys, this is going to be lit. So please stay with us. Let's go ahead and, and bring David on if we can.

Megan All right.

Justin Dave, how are you today?

David LaValle It's. I'm doing great. It's great to be here. How are you guys?

Justin I'm doing fantastic. It is great to see you. I like the sweater you've got. You've got the. You've got the very approachable kind of Mister Rogers vibes going on today.

David LaValle I'm an approachable guy. I'm glad, I'm glad. I'm glad I'm suiting the show.

Justin Well, that's good. And of course, we're very excited for- I am because I was in contact with Grayscale about the ETFs a lot last year. You and I did a great interview about it. I did a feature piece on that. And so how cool will to be able to talk at the start of 2024 and have it done? You can't make that joke anymore about your you being the head of ETFs who who never actually that got an ETF off the ground at Grayscale and now you have that. That's all true.

David LaValle Yeah. It's been it's been incredibly exciting. Look I mean you and I talked about this we you know, embarked on this journey in 2013. It certainly predates, me, but we had a long term commitment and vision that, you know, investors were going to want Bitcoin exposure and an exchange traded product wrapper. And so, you know, look this is a culmination of two and a half years of my work and ten years of the Grayscale team's work more broadly. And we're incredibly, incredibly thrilled about it. But, you know, I mean, it's probably worth taking the listeners, you know, back a little bit, and talking about kind of how we got here. But in October of '21, when, you know, the SEC decided that it was permissible to have Bitcoin futures exposure in an exchange traded product. You know, we thought it was, you know, perfectly permissible to then also permit bitcoin spot to be, you know, brought to market in exchange traded product. And so that's the day that we filed for the listing of GBTC, our flagship product. And in June of 22, the SEC denied that application. And that was the day that we challenged that decision in the DC Circuit Court of Appeals. And fortunately, in August of 2023, it was when we got the decision from the D.C. Circuit Court of Appeals that they, in fact, agreed with us and, you know, determined that the SEC had behaved impermissibly under the Administrative Procedures Act, which led to a really, you know, formative and very constructive dialog over the past several months, which led to, you know, us being able to uplist GBTC to an ETF, a couple of weeks ago. So it's been it's been very gratifying. Personally. It's been very gratifying professionally for myself, but also, for the, you know, Grayscale team and of course, for our, our broad investor base.

Justin And what an accomplishment. I mean, Grayscale is already has the largest fund for Bitcoin. And, you know, it seems like you have a precedent setting case here. Ultimately, that denial, of your application and then the overturning of that denial, that was precedent that was cited by Gensler when when they finally did the approval, just a couple of weeks ago. So what how has that journey been been for Grayscale? You know, did you expect it to be here by now? Is this kind of what you were, what you were hoping for, David. And where's this taking you now?

David LaValle Look, we had always said it was a matter of when, not if. And that was something that we stood by for a very long time. We had an incredibly high level of conviction to deliver this, for our investors. But at the same time, we respected the process, and we respect that the SEC has a mandate of investor protection. And so, look, it's never an easy decision to, you know, challenge your regulator. However, we had high conviction about our case. This was not about a thumbs up or a thumbs down to Bitcoin from the regulatory agency. This was about procedure. This is about, being treated fairly. And obviously the courts had a very strong decision and a unanimous decision that supported our conviction. And so we're just really, really thrilled to be here now, having a product and market, having the most liquid Bitcoin ETP in market, and really delivering on that promise to our investors.

Megan Wow. That's that's fantastic. And precedent-ing most definitely has been. It hasn't been an easy road, but, you know, visions like this often aren't. So I know that the the community is grateful to you for having set this precedent for sure. And now that you do have this product on the market, where does the Spot Bitcoin ETF fit into investors' portfolios? And do you see this as being like kind of the next big step in bringing together trad fi and DeFi investors?

David LaValle So this is the question that we get asked most. What's to actually there's two questions we get. Asked. The first question is why would I ever use Bitcoin to buy my coffee in the morning? We won't get into that today. But the second is. Where does it fit in the client's portfolio? And oftentimes, financial advisors are facing off with clients who are more intelligent on this space than they are, and it puts them in a precarious position. Now, historically, many financial advisor, you know, wealth management platforms haven't allowed for digital assets to be to be invested in. So they had a bit of an out, but they were then losing assets to, you know, other platforms or to direct, you know, direct investing, crypto investing platforms. And so now that we have an ETF in market, it's putting the financial advisors in a precarious position where they now have to answer for where it does fit into a client's portfolio. And I think there's a couple of ways that you could you could address that. First of all very quick review. People like oh that's an alt and it fits in your asset allocation. But I think we actually view it as something a little bit differently. Number one, it can be viewed as a digital store of value. So having the similar properties that gold has, it has very little correlations to other, to other aspects of an investor's portfolio. It offers diversification. And that lack of correlation gives, you know, really, interesting return profiles. And second, it's really can be viewed as a disruptive technology. And so where would that fit into kind of a small cap tech allocation that has very high growth, you know, performance characteristics. And so I think financial advisors are feeling more and more comfortable with kind of, you know, taking a little bit of that gold allocation or little bit of that commodity allocation, or little with that precious metal allocation, and inserting some, some Bitcoin, or, and or taking a look at, you know, where they have an allocation of small cap tech, and, and utilizing, you know, a bitcoin ETF in that regard. Look the asset is volatile. We acknowledge that. But you know, we took a look and our research team took a look a couple of weeks ago upon the, applicant. Excuse me. GBTC getting up listed, and there were 200 or 201 ETFs that had higher annualized volatility. So look, there is volatility in the market. Financial advisors obviously have suitability concerns and need to make sure that it fits into a client's portfolio. But we think there's a number of different applications that can really bring value to a client's portfolio, really bring diversification, and really bring an opportunity for growth.

Megan Absolutely millions of investors now having access to this. As Michael Saylor put it, a six lane superhighway to get, you know, traditional investors or people who aren't necessarily involved in this space, access to it easily.

David LaValle Like that superhighway.

Justin Yeah. Well, no. And there have been so many hopes, especially in 2023, I think we were all looking for some good news in the crypto world. There's been so many hopes pinned on, spot Bitcoin ETFs that I think people, maybe sometimes are a little bit overly exuberant. And we're hoping, you know, that we would have an immediate explosion in value. I know that there has been some, people moving, or selling off their positions within the, within the, Grayscale, BTC fund. You know, but, to, to talk to you about it, it seems like that is just, you know, kind of to be expected. How how do you how do you answer questions about that?

David LaValle Yeah, absolutely. Everything that we have seen has been to be expected. There were a number of investors in, GBTC, when it was in its kind of former private placement that was publicly quoted, on the OTC markets where it did not have simultaneous creation, redemption. And so the opportunity to kind of bring the product and up list the product to an ETF, allow for simultaneous creation, redemption. There will be inflows. There will be outflows. But, you know, one thing that I always like to say is we started at 28 billion in assets and everybody showed up kind of to compete with us. And, you know, having 100% market share was a nice place to be, but not that we expected to be, for the long term. And look, some of the largest asset managers in the world have, you know, joined us. We welcome their company. We respect them, obviously. But a rising tide lifts all boats, and it's a real validation for the asset class as a whole. It's a real validation for Bitcoin. And, and we think it's, incredibly, incredibly bullish, long term for digital assets.

Justin What does this say about the prospects of other digital asset ETFs. Maybe as soon as 2024. But of course, and beyond, are we going to be looking for a, a Doge ETF coming, coming this year? You know, I mean where does it stop? Bitcoin makes the most sense. Everyone would agree with that. Of course there's an obvious second, which is Ethereum. I know you have a significant Ethereum fund. What? I know that, of course, you can't necessarily, share all of your inside baseball, about it, but, you know, give it give us a picture of where we are on that and what Grayscale's looking at with putting an ETF wrapper around digital assets.

David LaValle There's a lot that is public and available in the public domain. And so I can shed some light on that. Number one, we have Ethereum futures products. On the day that Ethereum futures, exchange traded products started trading. We filed to up list, ETHE our flagship Ethereum fund to be up listed on the New York Stock Exchange. So, you know that, comes with a statutory 240 day clock from the SEC. So we expect to get a decision, on that product in the June timeframe. So right now, I would say it's about 5050 chance. Are you going to say yes or they're going to say no? But we do have the precedent of having, Ethereum futures products trading in the market. And we do have, you know, a proof point that our four phase lifecycle, which has been validated with GBTC up listing to the New York stock exchanges, Arca platform, is a great precedent for, you know, all of our other private placement, you know, products that are trading on the OTC markets to ultimately, you know, become ETFs.

Megan That's really interesting. And just as a question, a follow up question about the Ethereum ETF if and when it were to be approved. How would investors be explained? More or less what that would look like as a part of their portfolio? Would it be like the tech play, the Tesla play of crypto? Or, how would you go about that as an asset manager?

David LaValle Well, I always like to say that not every ETF is created equally, and not every ETF issuer is created equally. And some of the work that we are doing as a crypto specialist and to be able to kind of answer those questions and drive real proactive education is going to be why investors are going to want to partner with Grayscale. So in 2013, when we thought Bitcoin was a great opportunity for investors, you know, to allocate to was ten years ahead of of an ETF actually coming to market. And so we are prepared. We have great research on our website. We have a great research team. And we love to be front footed about some of the things that we're working on that investors aren't yet thinking about. A great example of that would be, you know, the partnership that we have with FTSE Russell to deliver the crypto sectors. And so this is not just about Bitcoin and Ethereum. This is about an entirety of an asset class, that's being developed. And the way to think about it and to define a vernacular and to think about, you know, crypto, investing in the form of sectors, just like, you know, investors have, you know, become very comfortable in the equity marketplace about thinking about sector allocations and overweight and underweight. And so we're really excited about the future. We think that this is just the beginning. We're super pleased at the engagement we had and the ability for us to deliver on our promise to our investors. And this is just the beginning.

Justin That's great. And it's such an honor to have you come and speak with us today, Dave. I appreciate that. It's always great to be able to talk to you for context. You know, just to leave off something that on a note that speaks directly to the, audience that's listening at home. You know, if I am doing my own research and I'm trying to keep tabs with what's going on with ETFs right now, where would you where would you suggest that that people look? But none of this is financial advice. But, you know, in order to stay informed, in order to stay current on on what's available and how digital assets is developing as an asset class that you can invest in this way.

David LaValle Yeah, 100%. I'll go back to the statement I made before. Not every ETF is created. Equally, not every ETF issuer is created equally. Grayscale.com has a tremendous amount of information. Pick up the phone and call us. We have resources for you. We want to answer your questions. We want to make sure you're informed. We want to make sure you're investing with confidence. And we're here for that.

Megan The approachable ETF like you said Justin.

Justin Yeah that's fantastic. Yeah, I feel bad. I was I actually meant it as a compliment. You look good.

Megan I think it is a compliment. I think it's what we need in this space. We need.

Justin Approachability again. I've got my Abe Froman, the sausage Queen t shirt on today. It's actually a brand new one I got for Christmas. Lots of humor reference for everyone who's watching who 30 years younger than me. I'm just. Look, you know, I'm just going to.

David LaValle I'm just going to tell my kids tonight that you were honored to have me on because they don't feel honored to have me around at all, so I might as well in. All right.

Justin If my kids feel honored, they really keep it to themselves. They keep that pretty close to that. That's pretty funny. All right. Man, it's been so good talking to you again, Dave. Come back and as soon I want to hear more about, other, applications as they become, matter that we can talk about this approval allowed us to do this interview. So we're looking we're really thrilled about it. It's something I know a lot of people are wondering about, and it's a great win for the crypto community. So thank you so much, Dave. Thank you for your time.

David LaValle Thank you very much as well. It's been great to be here. I'll see you guys soon.

Megan Bye.

Justin Thanks, guys. Okay. So we're going to take.

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